Exhibit 99.1

Alithya Files Financial Results for the First Six Months of FY2019

•	Closing of the acquisition of Edgewater Technology, listing on the TSX and the NASDAQ and closing of a $52.8 million equity financing

•	Alithya’s gross margins increased from $14.4 million to $15.6 million for the six-month FY2019 period

•	Performance of recent acquisition Edgewater Technology good and improving

MONTREAL, QUEBEC (November 14, 2018) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya Group”), a leader in strategy and digital technologies, today reported the results of one of its two operating subsidiaries, namely Alithya Group Inc. (“Alithya” or the “Company”), for the first six-month period ended September 30, 2018. The release of these results follows the announcement of the business combination with Edgewater Technology, Inc. (“Edgewater”) on November 1, 2018, the listing of Alithya Group shares on the Toronto Stock Exchange (“TSX”) and the NASDAQ on November 2, 2018, and the completion by the Company of a private placement for total considerations of $52.8 million on November 1, 2018. All amounts are in Canadian dollars unless otherwise stated.

As a new reporting issuer, Alithya Group is required to file the financial statements of Alithya’s most recently completed quarter ended September 30, 2018. On September 30, 2018, the transaction with Edgewater had not yet been completed, and Alithya Group was not yet a reporting issuer. Therefore, only the results of Alithya are discussed in this news release. Edgewater’s financial results for its third quarter ended September 30, 2018, were released separately on November 9, 2018. Alithya Group’s consolidated results, including those of Edgewater, will be disclosed following its next quarter, which ends on December 31, 2018.

“Over the past few quarters, our focus has clearly been on closing the largest transaction in our history, raising capital, as well as completing the necessary steps for transitioning to a public company,” explained Paul Raymond, President and Chief Executive Officer of Alithya. “We are already well into the integration of our new US operations and will now focus on realizing the expected synergies and deploying cross-selling strategies. As well, we will pursue our objective of growing our higher value digital transformation services, and of optimizing our overall operations, which should allow us to better leverage our cost structure. With our increased scale and financial flexibility, we have the tools to compete efficiently to gain new clients and market shares, and are in a position to act upon future strategic acquisition opportunities.” Mr. Raymond said.

Financial results for Alithya, a private company, for the first six months of FY2019

For the first six months of fiscal year 2019, consulting fee revenues totaled $78.7 million, representing an increase of $0.3 million, or 0.4%, compared with $78.4 million for the same period last year1. Revenues were affected during this period by the seasonal slowdown of certain projects, which should resume normal activity levels in the current fiscal year. This was offset by a number of new client projects.

Operating expenses reached $83.5 million for the first six months of FY2019, compared with $80.8 million last year. This includes $0.8 million in significant costs, some non-recurring, related to becoming a publicly-listed company. In addition, business acquisition costs amounted to $2.048 million, compared to $0.6 million last year. Excluding these items, operating expenses increased slightly by 0.6% year over year.

Gross margin before payrolling rose $1.4 million to $16.0 million, or 9.6%, during the six-month period ended September 30, 2018, compared with $14.6 million for the same period last year. In order to keep on improving gross margins, Alithya Group intends to continue reducing the revenue stemming from payrolling, as the margins for this kind of activity are lower than the revenue generated from billable permanent employees and partners. The progressive change of mix resulting from the reduction of payrolling, and the increased hiring of permanent employees, should contribute to generating higher gross margins over time.

[1]

*Consulting fee revenue are now presented in accordance with IFRS 15 rule, effective April 1, 2018, which affects the Company’s presentation method of its payrolling services from gross reporting to net reporting based on the new criteria for determining whether the Company is a principal or an agent in these transactions. Note 2 of the Financial statements presents the details related to this change.

Adjusted EBITDA amounted to $2.7 million for the six months ended September 30, 2018, compared to $4.9 million for the six months ended September 30, 2017.

As of September 30, 2018 Alithya had $2.7 million in cash and a total debt of $34.7 million, including long-term debt, the current portion of long-term debt and a line of credit. Following the closing of the private placement on November 1, 2018, Alithya Group had remaining debt of $2.7 million and a positive cash balance. As such, Alithya Group is well positioned to execute its accelerated growth strategy.

Financial results for the first nine-months of operations of Edgewater in FY2018

Edgewater filed its financial results for the third quarter of FY2018 on November 9, 2018. They indicated improvements in the EPM (Oracle expertise) and ERP (Microsoft expertise) divisions, with revenues stabilizing, gross margins improving, and overall SG&A decreasing. These financial results are available on EDGAR and, as Edgewater is now part of Alithya Group, on SEDAR.

Outlook

The financial targets previously disclosed by the Company for the twelve-month period beginning on November 1, 2018, following the Edgewater acquisition, remain valid. In addition, the Company plans to double its revenues and grow its adjusted EBITDA margin within the range of 9% to 13% over the next 3 to 5 years, through a combination of organic growth and strategic acquisitions.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward looking statements” within the meaning of the United States Private Securities Legislation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include, but are not limited to, statements with respect to Alithya Group’s expectations regarding future growth and the results of operations, performance and business prospects of Alithya Group. Forward-looking information and statements relate to, among other things, Alithya Group’s objectives and the strategies to achieve these objectives, as well as information with respect to Alithya Group’s beliefs, plans, expectations, anticipations, estimations and intentions, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions. Forward-looking information and statements often but not always use words such as “pro forma,” “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “look forward,” “guidance,” and the negative of these terms or other comparable or similar terminology or expressions often identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of Alithya Group, and which give rise to the possibility that actual results could materially differ from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These factors include but are not limited to the risk factors disclosed in the final non-offering prospectus of Alithya Group dated November 1, 2018 (the “Prospectus”) and available on SEDAR at www.sedar.com.

In addition, if any of the assumptions or estimates made by management prove to be incorrect, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Such assumptions include, but are not limited to, the assumptions set out in the prospectus. Accordingly, prospective purchasers are cautioned not to place undue reliance on such statements. Forward-looking information and statements in this news release are qualified by these cautionary statements. Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and Alithya Group expressly disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Although we believe the assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements.

Non-IFRS Measures

This press release includes certain measures that were not prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The non-IFRS measures used by Alithya are described below:

•

“Adjusted EBITDA” refers to net income before adjusting for income tax recovery, financial expenses, amortization of intangibles, depreciation of property and equipment, share-based compensation, business acquisition costs, severance, ERP implementation and other redundant and non-recurring items. We believe that Adjusted EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the items that are non-cash items as listed above.

•	“Gross Margin” refers to consulting-fee revenue minus cost of revenue, which includes labor costs and related direct costs associated with generating the consulting-fee revenue.

About Alithya Group inc.

Alithya Group inc. is a North American leader in strategy and digital technologies. Founded in 1992, it employs approximately 2,000 professionals in Canada, the United States and Europe. Alithya Group’s integrated offering to its clients is based on four pillars of expertise that are strategy services, Microsoft and Oracle technologies and custom enterprise solutions. Its clients are active in the financial, investment and insurance, manufacturing, retail and distribution, telecommunications, transportation, professional services, healthcare and government sectors. Alithya Group is an advocate for workforce diversity and as such, encourages the participation of women in management roles, and deploys initiatives to encourage the recruitment of immigrants. To learn more, visit www.alithya.com

Note to readers: The condensed interim consolidated financial statements of Alithya and notes thereto for the second quarter and the first six months ended September 30, 2018, are available on Alithya Group’s profile on SEDAR and EDGAR.

Source:

Gladys Caron

Vice President, Communications and Investor Relations

514 285-5552 # 2891

514 506-0654

gladys.caron@alithya.com